FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2010

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: July 28, 2010
	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Finalizes Number of Stock Options

Tokyo, July 28, 2010—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights to be issued as stock options and the number of grantees based on a resolution of its Executive Management Board1 held on July 9, 2010, as outlined below.

		Stock Acquisition Rights No. 37	Stock Acquisition Rights No. 38
1.	Total Number of Stock Acquisition Rights to be Issued	343,689	112,266

2.	Grantees	Total of 701 employees of subsidiaries of the Company	Total of 346 employees of subsidiaries of the Company

3.	Shares of Common Stock Under Stock Acquisition Rights	34,368,900 shares	11,226,600 shares

Ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

[1]

The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.